UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vitae Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

92847N103

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600
Timonium, MD 21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92847N103	13D	Page 2 of 7 Pages

Schedule 13D

Item 1.            Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on October 6, 2014 and Amendment No. 1 thereto filed on July 8, 2015 relating to the common stock, $.0001 par value (the “Common Stock”) of Vitae Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 502 West Office Center Drive, Fort Washington, PA 19034.

Certain terms used but not defined in this Amendment No. 2 shall have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 thereto).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 thereto).

Item 2.            Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 10, Limited Partnership (“NEA 10”);

(b) NEA Partners 10, Limited Partnership (“NEA Partners 10”), which is the sole general partner of NEA 10; and

(c) M. James Barrett (“Barrett”), Peter J. Barris (“Barris”) and Scott D. Sandell (“Sandell”) (together, the “General Partners”).  The General Partners are the individual general partners of NEA Partners 10.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 10 and NEA Partners 10 is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barrett and Barris is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10.  The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 10 and NEA Partners 10 are limited partnerships organized under the laws of the State of Delaware.  Each of the General Partners is a United States citizen.

Item 4.            Purpose of Transaction.

Not applicable.

CUSIP NO. 92847N103	13D	Page 3 of 7 Pages

Item 5.            Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to beneficially own five percent or more of the Common Stock of the Issuer.

Item 7.            Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 92847N103	13D	Page 4 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 30th day of September, 2015.

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:         *
      Peter J. Barris
      General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:         *
      Peter J. Barris
      General Partner

         *
M. James Barrett

         *
Peter J. Barris

         *
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Amendment No. 2 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP NO. 92847N103	13D	Page 5 of 7 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Vitae Pharmaceuticals, Inc.

EXECUTED this 30th day of September, 2015.

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:         *
      Peter J. Barris
      General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:         *
      Peter J. Barris
      General Partner

         *
M. James Barrett

         *
Peter J. Barris

         *
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP NO. 92847N103	13D	Page 6 of 7 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

CUSIP NO. 92847N103	13D	Page 7 of 7 Pages

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller